CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
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(212) 225-2000
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CHIYODA-KU, TOKYO 100-0013



04010111

Writer's Direct Dial: (212) 225-2588

February 25, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated February 19, 2004, announcing the resolution of its committee.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Ethan A. Klingsberg

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)




FEB 25 2004

GRUPO FINANCIERO BBVA BANCOMER ANNOUNCES RESOLUTIONS OF ITS COMMITTEE

Mexico City, February 19, 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") (the "Company") announces that, with respect to the public tender offer in Mexico for all of the outstanding shares of Series B common stock, par value $0.11 Mexican Pesos per share (the "Shares"), representing approximately 40.6% of the Company's common stock, commenced on the date hereof by its majority shareholder, Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), published in the Folleto Informativo (the "Offering Circular") dated February 19, 2004, filed with the Comisión Nacional Bancaria y de Valores (the Mexican Banking and Securities Commission) (the "Offer"):

1. The Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina (the Audit Committee) of the Company, having analyzed the Offer, which was announced on February 2, 2004, and commenced on the date hereof, resolved to confirm its recommendation that the shareholders of the Company accept the Offer on the basis that the price is fair from a financial point of view, based on its analysis and the consideration of the factors set forth in Section A – "Recommendation of the Audit Committee," which include, among others, the work and studies conducted by Goldman, Sachs & Co. ("Goldman Sachs") as independent expert. The Audit Committee resolved to hire an independent expert in order to provide more transparency and objectivity in accordance with good corporate practice and despite the fact that such hiring is not required under applicable law.

2. On February 19, 2004, Goldman Sachs delivered its opinion to the Audit Committee of the Company's Board of Directors that, as of that date, and based upon and subject to the factors and assumptions set forth therein, the $12.0 Mexican pesos per Share in cash (the "Offer Price") proposed to be paid to the holders of Shares by the Bidder pursuant to the Offer is fair from a financial point of view to such holders, other than the Bidder and its affiliates, as to which Goldman Sachs expressed no opinion.

The full text of the written opinion of Goldman Sachs, dated February 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is summarized under Section B - "Opinion of Goldman Sachs" and attached as Exhibit I. The Company's holders of Shares should carefully read the opinion and the following description in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Audit Committee in connection with its consideration of the Offer, and Goldman Sachs' opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. In addition, Goldman Sachs' opinion does not address the underlying business decision of the Audit Committee to recommend the Offer. Pursuant to an Engagement Letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a transaction fee of $1,500,000.

3. Furthermore, the Audit Committee resolved to confirm to the Board of Directors of the Company its recommendation that the shareholders of the Company accept the Offer and delivered a copy of the written opinion delivered by Goldman Sachs.

A. Recommendation of the Audit Committee.



The Audit Committee, having analyzed the Offer, resolved to confirm its recommendation that the shareholders of the Company accept the Offer on the basis that is considers that the price is fair from a financial point of view, based on its analysis and consideration of the following factors:

a) the knowledge of the members of the Audit Committee about the business of the Company;

b) the target prices based on estimates of the principal research analysts;

c) certain market estimates regarding the future profits of the Company;

d) a comparative analysis of the financial terms of certain prior business combinations in the financial industry in Mexico and Latin America;

e) a comparative analyisis of stock market information for financial groups and banks in Mexico and Latin America;

f) the work and studies of Goldman Sachs.

B. Goldman Sachs's Opinion.

Goldman Sachs has rendered its opinion to the Audit Committee of the Company's Board of Directors that, as of February 19, 2004, and based upon and subject to the factors and assumptions set forth therein, the $12.0 Mexican pesos per Share in cash proposed to be paid to the holders of Shares by the Bidder pursuant to the Offer is fair from a financial point of view to such holders, other than the Bidder and its affiliates, as to which Goldman Sachs expressed no opinion.

The full text of the written opinion of Goldman Sachs, dated February 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit I. The Company's holders of Shares should carefully read the opinion and the following description in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Audit Committee of the Company's Board of Directors in connection with its consideration of the Offer, and Goldman Sachs' opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. In addition, Goldman Sachs' does not address the underlying business decision of the Audit Committee of the Company's Board of Directors to recommend the Offer. Furthermore, Goldman Sachs' opinion does not express any opinion with respect to any subsequent offer or other transaction that may be made, or proposed to be made, with respect to the Shares, including any potential delisting proceeding of the Shares that may occur in the future. The Company has confirmed that Goldman Sachs' opinion is not intended and should not be construed to address the requirements or to satisfy the purposes of the Reglas Generales Aplicables a las Adquisiciones de Valores que deban ser Reveladas y de Ofertas Públicas de Compra de Valores, dated April 25, 2002, or article 8 of the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores dated March 19, 2003, both issued by the Mexican Banking and Securities Commission, or the oficio de autorización (DGE-086-086), dated February 18, 2004, of the Dirección de Emisoras and the Dirección General de Autorizaciones of the Mexican Banking and Securities Commission (the "Order") and that Goldman Sachs' opinion



was not requested for purposes of those regulations of the Mexican Banking and Securities Commission or the Order.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed, with the consent of the Audit Committee of the Company's Board of Directors, that certain internal financial analyses for the Company, including the Company's business plan and financial forecast for 2004, prepared by the Company's management have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not review individual credit files and did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative, off-balance-sheet, goodwill, pension or environmental assets or liabilities) of the Company or any of its subsidiaries, and no such evaluation or appraisal was furnished to Goldman Sachs. Goldman Sachs noted it is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, Goldman Sachs assumed that such allowances for looses are in the aggregate adequate to cover such losses. Goldman Sachs noted that the Bidder owns approximately 60% of the outstanding capital stock of the Company and has expressed no interest in a business combination involving the Company other than a transaction as purchaser of Shares.

Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. In addition, Goldman Sachs did not participate in the determination of the Offer Price.

The Company selected Goldman Sachs as independent expert because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Offer. Goldman Sachs' opinion to the Audit Committee of the Company's Board of Directors was one of many factors taken into consideration by the Audit Committee of the Company's Board of Directors in making its determination to recommend the Offer to the holders of Shares.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs was retained by the Company to undertake a study to enable it to render the opinion described above to the Audit Committee of the Board of Directors of the Company. Goldman Sachs has received fees for its opinion and the Company agreed to indemnify Goldman Sachs against certain liabilities arising out of its engagement. In addition, Goldman Sachs acted as global coordinator in the public offering of 46,846,032 American Depositary Shares, each representing 20 Series O shares, of the Company and the concurrent in June 2002. Goldman Sachs and its affiliates also have provided certain investment banking services to the Bidder and its affiliates from time to time, including having acted as book-running manager with respect to the securitization of certain assets of the Bidder in February 2000, having acted as agent with respect to the private placement of US$62.5 million aggregate principal amount of Floating Rate Notes due November 2002 of the Bidder in June 2000 and having acted as book-running manager with respect to the offering of €700 million aggregate principal amount of Floating Rate Notes due December 2002 of the Bidder in June 2001 and the offering of €300 million aggregate principal amount of Floating Rate Notes due June 2003 of the Bidder in December 2001. Goldman Sachs and its affiliates may also provide investment banking



services to the Company, the Bidder or their respective affiliates in the future. In connection with the above-described investment banking and other services Goldman Sachs and its affiliates have received, and may receive in the future, compensation. In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may actively trade the debt and equity securities (or related derivative securities) of the Company, the Bidder and their affiliates for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities. As of the date of the opinion, Goldman Sachs had accumulated a long position of 30 American Depositary Shares, each representing 20 Shares, of the Company, a long position of 487,760 Shares, a long position of 3,946,604 shares of common stock of the Bidder ("Bidder Common Stock") and certain options to purchase shares of Bidder Common Stock.

Pursuant to a letter agreement dated February 2, 2004 (the "Engagement Letter"), the Company engaged Goldman Sachs as independent expert to undertake a study to enable Goldman Sachs to render its opinion to the Audit Committee of the Board of Directors of the Company with respect to the $12.0 Mexican pesos per Share in cash proposed to be paid to the holders of Shares by the Bidder pursuant to the Offer is fair from a financial point of view to such holders, other than the Bidder and its affiliates, as to which Goldman Sachs expressed no opinion. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs a fee of $1,500,000 for the delivery of such opinion, and has agreed to indemnify Goldman Sachs and related persons against various liabilities.

This press release does not constitute an offer or solicitation of any kind of shares.



EXHIBIT 1

[LOGO GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

February 19, 2004

Audit Committee of the Board of Directors
Grupo Financiero BBVA Bancomer, S.A. de C.V.
Av. Universidad No. 1200
Colonia Xoco
México D.F. 03339

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Banco Bilbao Vizcaya Argentaria, S.A. (the "Bidder") and its affiliates, as to which we express no opinion) of the outstanding shares of Series B common stock, par value $0.11 Mexican pesos per share (the "Shares"), of Grupo Financiero BBVA Bancomer, S.A. de C.V. (the "Company"), a stock corporation (sociedad anónima de capital variable) organized and existing under the laws of the United Mexican States, of the $12.0 Mexican pesos per Share in cash (the "Offer Price") proposed to be paid to the holders of Shares by the Bidder pursuant to the public tender offer (Oferta Pública de Compra) for all of the Shares, other than Shares held by the Bidder or its affiliates, published in the Folleto Informativo (the "Offering Circular"), dated February 19, 2004, of the Bidder and filed with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the "Offer").

Goldman, Sachs & Co. and its affiliates ("Goldman Sachs"), as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been retained by the Company to undertake a study to enable us to render this opinion to you. We expect to receive fees for our opinion and the Company has agreed to indemnify us against certain liabilities arising out of our engagement. In addition, we acted as global coordinator in the public offering of 46,846,032 American Depositary Shares, each representing 20 shares of Series O common stock (the "Series O ADSs"), of the Company in June 2002 and in the concurrent public offering of 82,000,000 shares of Series O common stock of the Company. Goldman Sachs also has provided certain investment banking services to the Bidder and its affiliates from time to time, including having acted as book-running manager with respect to the securitization of certain assets of the Bidder in February 2000, having acted as agent with respect to the private placement of U.S.$62.5 million aggregate principal amount of Floating Rate Notes due November 2002 of the Bidder in June 2000 and having acted as book-running manager with respect to the offering of €700 million aggregate principal amount of Floating Rate Notes due December 2002 of the Bidder in June 2001 and the offering of €300 million aggregate principal amount of Floating Rate Notes due June 2003 of the Bidder in December 2001. Goldman Sachs may also provide investment banking services to the Company, the Bidder and their respective affiliates in the future. In connection with the above-described investment banking and other services we have received, and may receive in the future, compensation. In addition, Goldman Sachs is a full service securities firm

engaged in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may actively trade the debt and equity securities (or related derivative securities) of the Company, the Bidder and their affiliates for its own account and for the accounts of its customers and may at any time hold long and short positions in such securities. As of the date hereof, Goldman Sachs has accumulated a long position of 30 American Depositary Shares, each representing 20 Shares, of the Company, a long position of 487,760 Shares, a long position of 3,946,604 shares of common stock of the Bidder ("Bidder Common Stock") and certain options to purchase shares of Bidder Common Stock.

In connection with this opinion, we have reviewed, among other things, the Offering Circular; annual reports to the shareholders and audited financial statements of the Company for each of the three fiscal years ended December 31, 2002, filed with the Mexican Banking and Securities Commission; audited financial statements of the Company for the fiscal year ended December 31, 2003, provided by the Company; the Offering Circular dated as of June 19, 2002, relating to the offering of the Series O ADSs; certain statistical information (Boletín Estadístico de Banca Múltiple) as of September 2003 compiled by the Mexican Banking and Securities Commission; certain statistical information as of December 2003 compiled by the Mexican Comisión Nacional del Sistema de Ahorro para el Retiro; and certain internal financial analyses for the Company, including the Company's business plan and financial forecast for 2004, prepared by the Company's management (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the Company's past and current business operations, financial condition and future prospects. Furthermore, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the financial industry in Mexico specifically and in other industries and Latin American countries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any derivative, off-balance-sheet, goodwill, pension or environmental assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. We note that the Bidder owns approximately 60% of the outstanding capital stock of the Company and has expressed no interest in a business combination involving the Company other than a transaction as purchaser of Shares. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. In addition, we did not participate in the determination of the Offer Price.

The Company has confirmed that our opinion is not intended and should not be construed to address the requirements or to satisfy the purposes of the Reglas Generales Aplicables a las Adquisiciones de Valores que Deban Ser Reveladas y de Ofertas Públicas de Compra de Valores, dated April 25, 2002, or article 8 of the Disposiciones de Carácter General Aplicables



a las Emisoras de Valores y a otros Participantes del Mercado de Valores dated March 19, 2003, both issued by the Mexican Banking and Securities Commission, or the oficio de autorización (DGE-086-086), dated February 18, 2004, of the Dirección General de Emisoras and the Dirección General de Autorizaciones of the Mexican Banking and Securities Commission (the "Order"), and that our opinion has not been requested for purposes of those regulations of the Mexican Banking and Securities Commission or the Order.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Audit Committee of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. In addition, our opinion does not address the underlying business decision of the Audit Committee of the Company's Board of Directors to recommend the Offer. Furthermore, we are not expressing any opinion with respect to any subsequent offer or other transaction that may be made, or proposed to be made, with respect to the Shares, including any potential delisting proceeding of the Shares that may occur in the future.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the $12.0 Mexican pesos per Share in cash proposed to be paid to the holders of Shares by the Bidder pursuant to the Offer is fair from a financial point of view to such holders (other than the Bidder and its affiliates, as to which we express no opinion).

Very truly yours,

GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)



GRUPO FINANCIERO BBVA BANCOMER INFORMA RESOLUCIONES DE SU COMITÉ

Ciudad de México, a 19 de febrero de 2004. Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") (la "Compañía") comunica que, en relación con la oferta pública de compra en México por la totalidad de las acciones Serie B en circulación ordinarias, nominativas, con valor nominal de $0.11 Pesos cada una (las "Acciones'"), representativas de aproximadamente el 40.6% del capital social de la Compañía, comenzada en el día de hoy por su accionista mayoritario, Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), publicada en el Folleto Informativo (el "Folleto Informativo") de fecha 19 de febrero de 2004, presentado ante la Comisión Nacional Bancaria y de Valores (la "Oferta"):

1. El Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía, después de analizar la Oferta que fuera anunciada el día 2 de febrero de 2004 y que comenzara el día de hoy, resolvió confirmar su recomendación a los accionistas de la Compañía de que acepten la Oferta en virtud de que considera que el precio es justo desde el punto de vista financiero, con base en su análisis y la consideración de los factores que se describen en el apartado A – "Recomendación del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía", que incluyen, entre otros, los trabajos y estudios de Goldman, Sachs & Co. ("Goldman Sachs") como experto independiente. El Comité determinó la contratación del experto independiente para mayor transparencia y objetividad de acuerdo a las buenas prácticas corporativas, no obstante no ser ello necesario conforme a las disposiciones legales aplicables.

2. El 19 de febrero de 2004, Goldman Sachs entregó su opinión al Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía indicando que, a esa fecha, y con base en, y sujeto a, las consideraciones y supuestos que se señalan más abajo, el precio de $12.0 Pesos por Acción en efectivo (el "Precio Ofrecido") que BBVA propone pagar a los tenedores de Acciones de conformidad con la Oferta es justo desde el punto de vista financiero para dichos tenedores (excluidos BBVA y sus afiliadas, respecto de los cuales Goldman Sachs no expresa opinión).

El texto completo de la opinión escrita de Goldman Sachs, fechada 19 de febrero de 2004, en la que se indican los supuestos utilizados, los procedimientos seguidos, los asuntos considerados y las limitaciones en la revisión emprendida en relación con la preparación de su opinión, se describe en el apartado B – "Opinión de Goldman Sachs" más abajo y se adjunta como Anexo I (con su correspondiente traducción al idioma español adjunta como Anexo II). Los tenedores de Acciones deben leer atentamente la opinión y la siguiente descripción en su totalidad. Goldman Sachs emitió su opinión para información y asistencia del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía en relación con su consideración de la Oferta y la opinión de Goldman Sachs no constituye una recomendación a ningún tenedor de Acciones sobre si el tenedor de dichas Acciones debe o no ofrecer sus Acciones en relación con la Oferta. Adicionalmente, Goldman Sachs no emitió opinión respecto de la decisión de negocio subyacente del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía de recomendar la Oferta. De acuerdo a los términos del mandato celebrado entre la Compañía y Goldman Sachs, la Compañía ha acordado pagar a Goldman Sachs la suma de U.S.$1,500,000 en concepto de honorarios.

3. Asimismo, el Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía resolvió presentar al Consejo de Administración de la Compañía la confirmación de su recomendación a los accionistas de la Compañía de participar en la Oferta y copia de la opinión escrita emitida por Goldman Sachs.



A. <u>Recomendación del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía.</u>

El Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía, después de analizar la Oferta, resolvió confirmar su recomendación a los accionistas de la Compañia de que acepten la Oferta en virtud de que considera que el precio es justo desde el punto de vista financiero, con base en su análisis y la consideración de los siguientes factores:

a) el conocimiento de los miembros del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía sobre el negocio de la Compañía;

b) los precios objetivo basados sobre las estimaciones de los principales analistas financieros;

c) las estimaciones del mercado sobre utilidad neta futura para la Compañía;

d) la comparación con los términos y características de adquisiciones previas de grupos financieros, bancos y otras compañías relevantes en México y en América Latina;

e) la comparación con la cotización actual e histórica de las acciones de grupos financieros y bancos que se cotizan en mercados públicos en México y América Latina; y

f) los trabajos y estudios de Goldman Sachs.

B. <u>Opinión de Goldman Sachs.</u>

Goldman Sachs entregó su opinión al Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía indicando que, al 19 de febrero de 2004, y con base en, y sujeto a, las consideraciones y supuestos que se señalan más abajo, el precio de $12.0 Pesos por Acción en efectivo que BBVA propone pagar a los tenedores de Acciones de conformidad con la Oferta es justo desde el punto de vista financiero para dichos tenedores (excluidos BBVA y sus afiliadas, respecto de los cuales Goldman Sachs no expresa opinión).

El texto completo de la opinión escrita de Goldman Sachs, fechada 19 de febrero de 2004, en la que se indican los supuestos utilizados, los procedimientos seguidos, los asuntos considerados y las limitaciones en la revisión emprendida en relación con la preparación de su opinión, se adjunta como Anexo I (con su correspondiente traducción al idioma español adjunta como Anexo II). Los tenedores de Acciones deben leer atentamente la opinión y la siguiente descripción en su totalidad. Goldman Sachs emitió su opinión para información y asistencia del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía en relación con su consideración de la Oferta y la opinión de Goldman Sachs no constituye una recomendación a ningún tenedor de Acciones sobre si el tenedor de dichas Acciones debe o no ofrecer sus Acciones en relación con la Oferta. Adicionalmente, Goldman Sachs no emitió opinión respecto de la decisión de negocio subyacente del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía de recomendar la Oferta. Más aun, Goldman Sachs no emitió opinión con relación a cualquier oferta subsiguiente u otra transacción que pueda ser realizada o propuesta con relación a las Acciones, incluyendo la potencial cancelación de listado de las Acciones que pueda suceder en el futuro. La Compañía ha confirmado a Goldman Sachs que su opinión no tiene el propósito de cumplir, ni debe interpretarse que cumple, con los requisitos de, ni tiene el propósito de satisfacer, ni debe interpretarse que satisface, las Reglas Generales Aplicables a las Adquisiciones que deban ser Reveladas y de Ofertas Públicas de Compra de Valores, de fecha 25 de abril de 2002, o el Artículo 8 de las Disposiciones de



Carácter General Aplicables a las Emisores de Valores y a otros Participantes del Mercado de Valores, de fecha 19 de marzo de 2003, ambas expedidas por la Comisión Nacional Bancaria y de Valores, o el oficio de autorización (DGE-086-086), de fecha 18 de febrero de 2004, expedido por la Dirección General de Emisoras y la Dirección General de Autorizaciones de la Comisión Nacional Bancaria y de Valores (el "Oficio"), y que la opinión de Goldman Sachs no fue solicitada para los fines previstos en dicha reglamentación de la Comisión Nacional Bancaria y de Valores o el Oficio.

Goldman Sachs asumió que toda la información financiera, contable, fiscal y otra información, discutida con o revisada por Goldman Sachs es correcta, cierta y completa y asumió que dicha información es completa y exacta en la preparación de su opinión. En tal sentido, Goldman Sachs asumió, con el consentimiento del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía, que ciertos análisis financieros internos de la Compañía, incluyendo su plan de negocios y proyecciones financieras para 2004, preparados por la administración de la Compañía, han sido razonablemente preparados sobre bases que reflejan las mejores estimaciones y juicios de valor de la administración de la Compañía actualmente disponibles. Adicionalmente, Goldman Sachs no revisó expedientes de crédito individuales ni llevó a cabo una verificación o valuación independiente de los activos y pasivos (incluyendo derivados, pasivos fuera de balance, valor llave de negocio, pensiones o activos ambientales o contingencias) de la Compañía o de sus subsidiarias, ni le fue proporcionado dicha verificación o valuación. Goldman Sachs indicó que no es experto en la evaluación de carteras de préstamos o de arrendamiento a efectos de evaluar la suficiencia de las reservas para pérdidas con ellas relacionadas y, en consecuencia, Goldman Sachs asumió que dichas reservas para pérdidas son en su conjunto adecuadas para cubrir dichas pérdidas. Goldman Sachs destacó que BBVA es propietario de aproximadamente el 60% del capital social en circulación de la Compañía y no ha expresado interés en una transacción que incluya a la Compañía distinta a la operación como comprador de las Acciones.

No le fue solicitado, y Goldman Sachs no solicitó, propuestas de terceros respecto de su interés en adquirir o realizar una transacción alternativa con la Compañía. Adicionalmente, Goldman Sachs no participó en la determinación del Precio Ofrecido.

La Compañía seleccionó a Goldman Sachs como experto independiente debido a su prestigio internacional como banco de inversión con substancial experiencia en transacciones similares a las contempladas por la Oferta. La opinión de Goldman Sachs emitida al Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía fue uno de varios elementos tomados en consideración por el Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía al tomar la decisión de recomendar la Oferta a los tenedores de Acciones.

Goldman Sachs, y sus afiliadas, como parte de su actividad habitual de banca de inversión, son contratadas con regularidad para realizar análisis financiero de negocios y de sus valores en relación con fusiones y adquisiciones, suscripciones de valores, licitaciones, ofertas secundarias de valores cotizados y no cotizados, colocaciones privadas y otras operaciones, así como para fines patrimoniales, societarios y otros. Goldman Sachs fue contratado por la Compañía para llevar a cabo un estudio que le permitiera emitir su opinión al Comité de Cumplimiento Normativo, Auditoria, Control y Disciplina de la Compañía. Goldman Sachs espera recibir honorarios por su opinión y la Compañía ha acordado indemnizar a Goldman Sachs respecto de ciertas obligaciones que pudieran resultar de su mandato. Adicionalmente, Goldman Sachs ha actuado como coordinador global en la oferta pública de 46,848,032 American Depositary Shares, que representan 20 acciones Serie O cada uno, de la Compañía en junio de 2002 y la oferta pública concurrente de 82,000,000 acciones Series O de la Compañía. Goldman Sachs también ha proporcionado a BBVA y sus afiliadas en forma periódica servicios de banca de inversión incluyendo la participación como administrador del libro de la oferta de valores en la bursatilización de ciertos activos de BBVA en febrero de 2000, la participación como agente en relación con la colocación privada de Floating Rate Notes due November 2002 de BBVA por U.S.$62.5 millones en junio de 2000, la participación



como administrador del libro de la oferta de valores de deuda en la oferta de Floating Rate Notes due December 2002 de BBVA por €700 millones en junio de 2001 y la oferta de Floating Rate Notes due June 2003 por €300 millones de BBVA en diciembre de 2001. Es posible que Goldman Sachs y sus afiliadas también proporcione servicios de banca de inversión a la Compañía, a BBVA y a sus respectivas afiliadas en el futuro. En relación con los servicios de banca de inversión anteriormente descritos y con otros servicios, Goldman Sachs y sus afiliadas han recibido y podrán recibir en el futuro honorarios. Adicionalmente, Goldman Sachs es una firma prestadora de servicios integrales sobre valores, que proporciona servicios tanto a personas físicas como morales en corretaje y compraventa de valores, administración de inversiones, planeación financiera, asesoría en rendimientos, administración de riesgos, financiamiento y actividades de intermediación. En el curso ordinario de estas actividades, Goldman Sachs podría participar en forma activa, en el corretaje y compraventa de valores de deuda o renta variable (o derivados de valores) de la Compañía, de BBVA o sus respectivas afiliadas, por cuenta propia o por cuenta de sus clientes, y podría en cualquier tiempo mantener posiciones largas o cortas de dichos valores. A la fecha, Goldman Sachs mantiene una posición larga de 30 American Depositary Shares, que representan cada uno 20 Acciones, de la Compañía, una posición larga de 487,760 Acciones, una posición larga de 3,946,604 acciones ordinarias emitidas por BBVA ("Acciones Ordinarias de BBVA") y ciertas opciones de compra de Acciones Ordinarias de BBVA.

De acuerdo con los términos del mandato de fecha 2 de febrero de 2004, celebrado entre la Compañía y Goldman Sachs, la Compañía contrató a Goldman Sachs como experto independiente para que llevara a cabo un estudio que le permitiera emitir su opinión al Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina de la Compañía que el precio de $12.0 Pesos por Acción en efectivo que BBVA propone pagar a los tenedores de Acciones por BBVA de conformidad con la Oferta es justo desde el punto de vista financiero para dichos tenedores (excluidos BBVA y sus afiliadas, respecto de los cuales Goldman Sachs no expresa opinión). De acuerdo a los términos de dicho mandato, la Compañía ha acordado pagar a Goldman Sachs la suma de U.S.$1,500,000 en concepto de honorarios, y ha acordado indemnizar a Goldman Sachs y personas vinculadas respecto de ciertas contingencias.

Este comunicado no constituye una oferta o solicitación sobre cualquier tipo de acciones.



ANEXO 1

[LOGO GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

February 19, 2004

Audit Committee of the Board of Directors
Grupo Financiero BBVA Bancomer, S.A. de C.V.
Av. Universidad No. 1200
Colonia Xoco
México D.F. 03339

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Banco Bilbao Vizcaya Argentaria, S.A. (the "Bidder") and its affiliates, as to which we express no opinion) of the outstanding shares of Series B common stock, par value $0.11 Mexican pesos per share (the "Shares"), of Grupo Financiero BBVA Bancomer, S.A. de C.V. (the "Company"), a stock corporation (sociedad anónima de capital variable) organized and existing under the laws of the United Mexican States, of the $12.0 Mexican pesos per Share in cash (the "Offer Price") proposed to be paid to the holders of Shares by the Bidder pursuant to the public tender offer (Oferta Pública de Compra) for all of the Shares, other than Shares held by the Bidder or its affiliates, published in the Folleto Informativo (the "Offering Circular"), dated February 19, 2004, of the Bidder and filed with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the "Offer").

Goldman, Sachs & Co. and its affiliates ("Goldman Sachs"), as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have been retained by the Company to undertake a study to enable us to render this opinion to you. We expect to receive fees for our opinion and the Company has agreed to indemnify us against certain liabilities arising out of our engagement. In addition, we acted as global coordinator in the public offering of 46,846,032 American Depositary Shares, each representing 20 shares of Series O common stock (the "Series O ADSs"), of the Company in June 2002 and in the concurrent public offering of 82,000,000 shares of Series O common stock of the Company. Goldman Sachs also has provided certain investment banking services to the Bidder and its affiliates from time to time, including having acted as book-running manager with respect to the securitization of certain assets of the Bidder in February 2000, having acted as agent with respect to the private placement of U.S.$62.5 million aggregate principal amount of Floating Rate Notes due November 2002 of the Bidder in June 2000 and having acted as book-running manager with respect to the offering of €700 million aggregate principal amount of Floating Rate Notes due December 2002 of the Bidder in June 2001 and the offering of €300 million aggregate principal amount of Floating Rate Notes due June 2003 of the Bidder in December 2001. Goldman Sachs may also provide investment banking services to the Company, the Bidder and their respective affiliates in the future. In connection with the above-described investment banking and other services we have received, and may receive in the future, compensation. In addition, Goldman Sachs is a full service securities firm engaged in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs may actively trade the debt and equity securities (or related derivative securities) of the Company, the Bidder and their affiliates for its own account and for the accounts of its customers and may at any time



hold long and short positions in such securities. As of the date hereof, Goldman Sachs has accumulated a long position of 30 American Depositary Shares, each representing 20 Shares, of the Company, a long position of 487,760 Shares, a long position of 3,946,604 shares of common stock of the Bidder ("Bidder Common Stock") and certain options to purchase shares of Bidder Common Stock.

In connection with this opinion, we have reviewed, among other things, the Offering Circular; annual reports to the shareholders and audited financial statements of the Company for each of the three fiscal years ended December 31, 2002, filed with the Mexican Banking and Securities Commission; audited financial statements of the Company for the fiscal year ended December 31, 2003, provided by the Company; the Offering Circular dated as of June 19, 2002, relating to the offering of the Series O ADSs; certain statistical information (Boletín Estadístico de Banca Múltiple) as of September 2003 compiled by the Mexican Banking and Securities Commission; certain statistical information as of December 2003 compiled by the Mexican Comisión Nacional del Sistema de Ahorro para el Retiro; and certain internal financial analyses for the Company, including the Company's business plan and financial forecast for 2004, prepared by the Company's management (the "Forecasts"). We also have held discussions with members of the senior management of the Company regarding their assessment of the Company's past and current business operations, financial condition and future prospects. Furthermore, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the financial industry in Mexico specifically and in other industries and Latin American countries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any derivative, off-balance-sheet, goodwill, pension or environmental assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. We note that the Bidder owns approximately 60% of the outstanding capital stock of the Company and has expressed no interest in a business combination involving the Company other than a transaction as purchaser of Shares. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. In addition, we did not participate in the determination of the Offer Price.

The Company has confirmed that our opinion is not intended and should not be construed to address the requirements or to satisfy the purposes of the Reglas Generales Aplicables a las Adquisiciones de Valores que Deban Ser Reveladas y de Ofertas Públicas de Compra de Valores, dated April 25, 2002, or article 8 of the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores dated March 19, 2003, both issued by the Mexican Banking and Securities Commission, or the oficio de autorización (DGE-086-086), dated February 18, 2004, of the Dirección General de Emisoras and the Dirección General de Autorizaciones of the Mexican Banking and Securities Commission (the "Order"), and that our opinion has not been requested for purposes of those regulations of the Mexican Banking and Securities Commission or the Order.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Audit Committee of the Board of Directors of the Company in connection with



its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. In addition, our opinion does not address the underlying business decision of the Audit Committee of the Company's Board of Directors to recommend the Offer. Furthermore, we are not expressing any opinion with respect to any subsequent offer or other transaction that may be made, or proposed to be made, with respect to the Shares, including any potential delisting proceeding of the Shares that may occur in the future.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the $12.0 Mexican pesos per Share in cash proposed to be paid to the holders of Shares by the Bidder pursuant to the Offer is fair from a financial point of view to such holders (other than the Bidder and its affiliates, as to which we express no opinion).

Very truly yours,

GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)



ANEXO II

[TRADUCCIÓN LIBRE AL ESPAÑOL PARA EFECTOS INFORMATIVOS]
[LOGO DE GOLDMAN, SACHS & CO.]

PERSONAL Y CONFIDENCIAL

19 de febrero de 2004

Comité de Cumplimiento Normativo, Auditor'ía, Control y Disciplina
del Consejo de Administración
Grupo Financiero BBVA Bancomer, S.A. de C.V.
Av. Universidad No. 1200
Colonia Xoco
México D.F. 03339

Estimados señores:

Nos han solicitado nuestra opinión sobre si es justo, desde un punto de vista financiero, para los tenedores (excluidos Banco Bilbao Vizcaya Argentaria, S.A. (el "Oferente") y sus afiliadas, respecto de las cuales no expresamos opinión) de acciones Serie B en circulación, ordinarias, con valor nominal de $0.11 Pesos cada una (las "Acciones") de Grupo Financiero BBVA Bancomer, S.A. de C.V. (la "Compañía"), una sociedad anónima de capital variable, constituida y existente conforme a las leyes de los Estados Unidos Mexicanos, el precio de $12.0 Pesos en efectivo por Acción ("Precio Ofrecido") que el Oferente propone pagar a los tenedores de Acciones de conformidad con la oferta pública de compra de todas las Acciones, excluidas las Acciones propiedad del Oferente y sus afiliadas, publicada en el Folleto Informativo (el "Folleto Informativo"), fechado el 19 de febrero de 2004, del Oferente y presentado ante la Comisión Nacional Bancaria y de Valores (la "Oferta").
Goldman, Sachs & Co. y sus afiliadas ("Goldman Sachs"), como parte de su actividad habitual de banca de inversión, es contratada con regularidad para realizar análisis financiero de negocios y de sus valores en relación con fusiones y adquisiciones, suscripciones de valores, licitaciones, ofertas secundarias de valores cotizados y no cotizados, colocaciones privadas y otras operaciones, así como para fines patrimoniales, societarios y otros. Hemos sido contratados por la Compañía para llevar a cabo un estudio que nos permita emitir a Ustedes esta opinión. Se nos pagarán honorarios por esta opinión y la Compañía ha acordado indemnizarnos respecto de ciertas obligaciones que pudieran resultar de nuestro mandato. Adicionalmente, hemos actuado como coordinadores globales en la oferta pública de 46,848,032 American Depositary Shares, que representan 20 acciones Serie O cada uno (los "ADSs de Serie O"), de la Compañía en junio de 2002 y en la oferta pública concurrente de 82,000,000 acciones Series O de la Compañía. Goldman Sachs también ha proporcionado al Oferente y sus afiliadas en forma periódica servicios de banca de inversión, incluyendo su participación como administrador del libro de la oferta de valores en la bursatilización de ciertos activos del Oferente en febrero de 2000, la participación como agente en relación con la colocación privada de Floating Rate Notes due November 2002 del Oferente por U.S.$62.5 millones en junio de 2000, la participación como administrador del libro de la oferta de valores de deuda en la oferta de Floating Rate Notes due December 2002 del Oferente por €700 millones en junio de 2001 y la oferta de Floating Rate Notes due June 2003 del Oferente por €300 millones en diciembre de 2001. Es posible que Goldman Sachs también proporcione servicios de banca de inversión a la Compañía, al Oferente y a sus respectivas afiliadas en el futuro. En relación con los servicios de banca de inversión anteriormente descritos y con otros servicios, hemos recibido y podremos recibir en el futuro honorarios. Adicionalmente, Goldman Sachs es una firma prestadora de servicios integrales sobre valores, que proporciona servicios tanto a personas físicas como morales en corretaje y compraventa de valores, administración de inversiones, planeación financiera, asesoría en rendimientos, administración de riesgos, financiamiento y actividades de intermediación. En el curso ordinario de estas actividades, Goldman Sachs podría participar en forma activa, en el



corretaje y compraventa de valores de deuda o renta variable (o derivados de valores) de la Compañía, del Oferente o sus respectivas afiliadas, por cuenta propia o por cuenta de sus clientes, y podría en cualquier tiempo mantener posiciones largas o cortas de dichos valores. A la fecha, Goldman Sachs mantiene una posición larga de 30 American Depositary Shares, que representan cada uno 20 Acciones, de la Compañía, una posición larga de 487,760 Acciones, una posición larga de 3,946,604 acciones ordinarias emitidas por el Oferente ("Acciones Ordinarias del Oferente") y ciertas opciones de compra de Acciones Ordinarias del Oferente.

En relación con esta opinión, hemos revisado entre otras cosas, el Folleto Informativo; reportes anuales a los accionistas y los estados financieros auditados de la Compañía para cada uno de los tres años fiscales terminados el 31 de diciembre de 2002, presentados ante la Comisión Nacional Bancaria y de Valores; estados financieros auditados de la Compañía por el año fiscal terminado el 31 de diciembre de 2003, entregados por la Compañía; el Folleto Informativo de fecha 19 de junio de 2002, en relación con la oferta de los ADSs de Series O; cierta información estadística (Boletín Estadístico de Banca Múltiple) a septiembre de 2003 compilada por la Comisión Nacional Bancaria y de Valores; cierta información estadística a diciembre de 2003 compilada por la Comisión Nacional del Sistema de Ahorro para el Retiro; y ciertos análisis financieros internos de la Compañía, incluyendo su plan de negocios y proyecciones financieras para 2004, preparados por la administración de la Compañía (los "Pronósticos"). También hemos mantenido conversaciones con miembros de la alta administración de la Compañía con relación a su apreciación de los negocios de la Compañía, tanto pasados como actuales, la situación financiera y sus proyecciones a futuro. Asimismo, hemos revisado el precio reportado y la actividad bursátil de las Acciones, hemos comparado cierta información financiera y del mercado accionario de la Compañía, con información similar de otras compañías cuyos valores cotizan públicamente, hemos revisado los términos financieros de recientes combinaciones de negocios de la industria financiera en México y de otras industrias en general en países latinoamericanos y hemos llevado a cabo otros estudios y análisis que hemos considerado apropiados.

Hemos asumido que toda la información financiera, contable, fiscal y otra información, discutida con o revisada por nosotros es correcta, cierta y completa y hemos asumido que dicha información es completa y exacta en la preparación de nuestra opinión. En tal sentido, hemos asumido, con su consentimiento que, los Pronósticos han sido razonablemente preparados sobre bases que reflejan las mejores estimaciones y juicios de valor de la administración de la Compañía actualmente disponibles. Adicionalmente, no hemos revisado expedientes de crédito individuales ni hemos llevado a cabo una verificación o valuación independiente de los activos y pasivos (incluyendo derivados, pasivos fuera de balance, valor llave de negocio, pensiones o activos ambientales o contingencias) de la Compañía o de sus subsidiarias, y no se nos ha proporcionado dicha verificación o valuación. No somos expertos en la evaluación de carteras de préstamos o de arrendamiento a efectos de evaluar la suficiencia de las reservas para pérdidas con ellas relacionadas y, en consecuencia, hemos asumido que dichas reservas para pérdidas son en su conjunto adecuadas para cubrir dichas pérdidas. Destacamos que el Oferente es propietario de aproximadamente el 60% del capital social en circulación de la Compañía y no ha expresado interés en una transacción que incluya a la Compañía distinta a una operación como comprador de las Acciones. No nos ha sido solicitado, y no hemos solicitado, propuestas de terceros respecto de su interés en adquirir o realizar una transacción alternativa con la Compañía. Adicionalmente, no hemos participado en la determinación del Precio Ofrecido.

La Compañía nos ha confirmado que nuestra opinión no tiene el propósito de cumplir, ni debe interpretarse que cumple, con los requisitos de, ni tiene el propósito de satisfacer, ni debe interpretarse que satisface, las Reglas Generales Aplicables a las Adquisiciones de Valores que deban ser Reveladas y de Ofertas Públicas de Compra de Valores, de fecha 25 de abril de 2002, o el Artículo 8 de las Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Participantes del Mercado de Valores, de fecha 19 de marzo de 2003, ambas expedidas por la Comisión Nacional Bancaria y de Valores, o el oficio de autorización



(DGE-086-086), de fecha 18 de febrero de 2004, expedido por la Dirección General de Emisoras y la Dirección General de Autorizaciones de la Comisión Nacional Bancaria y de Valores (el "Oficio"), y que nuestra opinión no ha sido solicitada para los fines previstos en dicha reglamentación de la Comisión Nacional Bancaria y de Valores o el Oficio.

Nuestros servicios de asesoría y la opinión expresada en el presente se proporcionan para información y asistencia del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina del Consejo de Administración de la Compañía en relación con su consideración de la Oferta y dicha opinión no constituye una recomendación a ningún tenedor de Acciones sobre si el tenedor de dichas Acciones debe o no ofrecer sus Acciones en relación con la Oferta. Asimismo, no emitimos opinión respecto de la decisión de negocio subyacente del Comité de Cumplimiento Normativo, Auditoría, Control y Disciplina del Consejo de Administración de la Compañía de recomendar la Oferta. Más aún, no emitimos opinión en relación con cualquier oferta subsiguiente u otra transacción que pueda ser realizada o propuesta con relación a las Acciones, incluyendo la potencial cancelación de listado de las Acciones que pueda suceder en el futuro.

Con base en, y sujeto a, lo anterior y basado en otros asuntos que hemos considerado relevantes, es nuestra opinión que, a la fecha de la presente, el precio de $12.0 Pesos por Acción en efectivo que el Oferente propone pagar a los tenedores de Acciones de conformidad con la Oferta es justo desde el punto de vista financiero para dichos tenedores (excluidos el Oferente y sus afiliadas, respecto de los cuales no expresamos opinión).

Atentamente,

GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)